SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

NuScale Power Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

67079K100

(CUSIP Number)

May 2, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS SAMSUNG C&T CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,778,704 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,778,704 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,778,704
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.8% (2)(3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Consists of (i) 2,578,702 Class B Units of NuScale Power, LLC (“Class B Units”) held by the Reporting Person, which may be exchanged at the Reporting Person’s election for shares of NuScale Power Corporation’s (the “Issuer”) Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) on a one-for-one basis, or, at the election of the Issuer, cash equal to the net proceeds raised by selling such Class A Common Stock in a contemporaneous underwritten offering, with an equal number of shares of the Issuer’s Class B common stock, par value $0.0001 (“Class B Common Stock”) held by the Reporting Person automatically forfeited and canceled for each Class B Unit so exchanged, and (ii) 5,200,002 shares of Class A Common Stock held directly by the Reporting Person.

(2)

Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A Common Stock and Class B Units beneficially owned by the Reporting Person as set forth in Row 9 by (b) the sum of (i) 43,615,304 shares of Class A Common Stock outstanding as of May 2, 2022, according to the Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on May 5, 2022 and (ii) 2,578,702 shares of Class B Units beneficially owned by the Reporting Person.

(3)

The aggregate number of shares of Class B Units beneficially owned by the Reporting Person as set forth in footnote (1) are treated as exchanged for Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 1(a). Name of Issuer:

NuScale Power Corporation (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

6650 SW Redwood Lane, Suite 210

Portland, OR 97224

Item 2(a). Name of Person Filing:

Samsung C&T Corporation

Item 2(b). Address of Principal Business Office or, if None, Residence:

26, Sangil-ro 6-gil, Gangdong-gu

Seoul, Republic of Korea, 05288

Item 2(c). Citizenship:

Republic of Korea

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e). CUSIP Number:

67079K100

Item 3. If this Statement is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 43,615,304 shares of Class A Common Stock outstanding as of May 2, 2022, according to the Form 8-K filed by the Issuer with the SEC on May 5, 2022.

(a)	Amount beneficially owned: 7,778,704

(b)	Percent of class: 16.8%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 7,778,704

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 7,778,704

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SAMSUNG C&T CORPORATION

Dated: May 12, 2022	By:	/s/ Il Kwon Lee
Name: Il Kwon Lee
Title: Vice President